ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

June 19, 2018

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Global Total Return (File Nos. 333-224205, 811-21547) (the “Registrant” or the “Fund”)

Dear Ms. Larkin:

This letter is in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 14, 2018, with respect to the Registrant’s registration statement on Form N-2 filed with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on April 9, 2018 (the “Registration Statement”). We have, for the convenience of the Staff, repeated below the comment followed by the Fund’s response.

We respectfully submit this response letter on behalf of the Registrant. We believe that the disclosure changes discussed in this letter resolve the matter raised. The Registrant is filing this response in advance of filing of Pre-Effective Amendment No. 1 to the Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

1.	Comment. The Staff notes the following disclosure on page six relating to “Foreign Securities”:

Under normal circumstances, the Fund will invest at least 30% of its managed assets in securities of foreign issuers; however, the Fund anticipates that ordinarily Calamos’ investment process will result in the Fund investing at least 40% of its managed assets in securities of foreign issuers.

In light of the use of the term “global” in the Fund’s name, please modify this policy to state that the Fund will normally invest at least 40% of its managed assets in securities of foreign issuers. Please make this change in all applicable locations.

Response. The requested change has been made. In response to the Staff’s comment, the Registrant has modified the policy, in all applicable locations, as follows:

Under normal circumstances, the Fund will invest at least ~~30~~ 40% of its managed assets in securities of foreign issuers.~~; however, the Fund anticipates that ordinarily Calamos’ investment process will result in the Fund investing at least 40% of its managed assets in securities of foreign issuers.~~

* * * * *

We hope that the foregoing response adequately addresses your comment.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1376.

Very truly yours,

/s/ Matthew A. Brunmeier
Matthew A. Brunmeier, Esq.

MB/cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Global Total Return Fund J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Global Total Return Fund
Jeremy C. Smith, Esq., Ropes & Gray LLP Paulita A. Pike, Esq., Ropes & Gray LLP

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